203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

November 7, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:

Woori Finance Holdings Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 27, 2011

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Filed July 20, 2011

File No. 001-31811

Dear Ms. Hayes:

Reference is made to your letter dated September 28, 2011 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Commission on June 27, 2011, and the Company’s amendment thereto on Form 20-F/A which was filed with the Commission on July 20, 2011 (together, the “Annual Report”), and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2011 (the “Form 6-K” and, together with the Annual Report, the “Reports”). We would like to thank you for your review of the Reports.

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Reports, and financial information provided herein has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and presented on a consolidated basis.

Suzanne Hayes

Securities and Exchange Commission, p.2

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information, page 3

The largest portion of our exposure…, page 13

1.	Please revise this risk factor in future filings to describe the actual results of your participation in government-led initiatives since they were established in 2008. For example, disclose whether you have extended credit you otherwise would not have extended, quantify the amount and credit quality versus your other lending segments and describe its effect on your results of operations and financial condition.

The Company believes that its participation in the Korean government’s initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers that were noted in the Staff’s comment has not, to date, resulted in a material impact on its results of operations and financial condition in general or caused the Company to extend a material amount of credit that it would not have otherwise extended. The Company’s participation in such government-led initiatives, through its commercial banking subsidiaries Woori Bank, Kyongnam Bank and Kwangju Bank, has primarily been through the “fast track” program described in the second paragraph of the risk factor beginning on page 13 of the Annual Report. The Company notes that the total amount of loans made to small- and medium-sized enterprise borrowers under the “fast track” program has been immaterial relative to the size of the Company’s aggregate small- and medium-sized enterprise loan portfolio. For example, in the case of Woori Bank (whose loan portfolio comprised 82.9% of the Company’s consolidated loan portfolio as of December 31, 2010 under Korean GAAP), the amount of outstanding small- and medium-sized enterprise loans made under the “fast track” program as of December 31, 2010 was (Won)325 billion, which represented 0.6% of Woori Bank’s total small- and medium-sized enterprise loan portfolio as of such date, in each case on a consolidated basis under Korean GAAP. As of December 31, 2010, under Korean GAAP, the ratio of non-performing loans (i.e., those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria, as described on pages 85 and 86 of the Annual Report) for loans extended by Woori Bank under the “fast track” program was 20.39%, compared to 1.90% for Woori Bank’s total small- and medium-sized enterprise loan portfolio. However, the Company notes that loans made under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation, which in the Company’s view significantly reduces the risks arising from the lower credit quality of the loans made under the “fast track” program. Up to December 31, 2010, such guarantees covered 75% or 65% of the outstanding principal amount of a loan extended under the “fast track” program, depending on the credit quality of the borrower, and following the one-year extension of the “fast track” program, 40% of such amount in 2011.

In response to the Staff’s comment, based on the above and in light of the planned termination of the “fast track” program on December 31, 2011, the Company plans to delete the second paragraph of this risk factor in its entirety in its next annual report on Form 20-F, absent any further extension of the “fast track” program or introduction of similar government-led programs prior to the filing of such annual report.

Suzanne Hayes

Securities and Exchange Commission, p.3

We may experience increases in delinquencies…, page 18

2.	We note that the pre-workout program has been in existence since April 2009. Please revise this risk factor in future filings to describe the actual results of your participation in it, rather than saying that your participation “may” lead you to take certain actions that “may” have an adverse effect on your results of operations and financial condition.

The Company believes that its participation in the “pre-workout” program has not, to date, resulted in a material impact on its results of operations and financial condition. In the case of Woori Bank (which is the Company’s principal banking subsidiary as noted above), while the delinquency ratio for consumer loans and credit card balances of retail borrowers who have been granted maturity extensions and/or interest reductions under such pre-workout program was 10.38% as of June 30, 2011 (on a non-consolidated basis under IFRS), compared to 0.47% and 1.72% for Woori Bank’s total outstanding consumer loans and credit card balances, respectively, as of such date, the aggregate outstanding amount of such pre-workout program-related loans of (Won)16 billion represented less than 0.03% of Woori Bank’s total outstanding consumer loans and credit card balances as of such date.

Accordingly, in light of the immaterial impact of the pre-workout program on the overall credit quality of the Company’s consumer loans and credit card balances as described above, the Company expects that it will be able to revise the last paragraph of this risk factor as follows in its next annual report on Form 20-F:

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than W500 million who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of loans (including credit card receivables) made by Woori Bank, Kyongnam Bank and Kwangju Bank which became subject to the pre-workout program in 2011 was W[XX] billion. ~~Our~~ While we believe that our participation in such pre-workout program ~~and other~~has not had a material impact on the overall credit quality of our consumer loan and credit card portfolio or on our results of operations and financial condition to date, our future participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

Suzanne Hayes

Securities and Exchange Commission, p.4

We may not succeed in implementing our current strategy…, page 19

3.	This risk factor has remained unchanged in your filings for a number of years. Please update it in future filings to describe the current status of your strategy and any risks associated therewith.

In response to the Staff’s comment, the Company will update the disclosure in this risk factor in future filings to describe the status of the Company’s strategy and associated risks as of such filing date. Based on the current status of the Company’s strategy and associated risks, the Company plans to revise such risk factor as follows, absent any changes in its strategy prior to the filing of its next annual report on Form 20-F:

We may not ~~succeed in implementing our current strategy to take~~be successful in taking advantage of our integrated financial holding company structure.

Our success under a financial holding company structure depends on our ability to take advantage of our large existing base of retail and corporate banking customers and to implement a strategy of developing and cross-selling diverse financial products and services to them. As part of this strategy, we ~~have standardized our subsidiaries’~~continue to standardize and upgrade the risk management operations ~~(except with respect to operational risk), including with respect to credit risk management following systems upgrades completed in 2007. We also plan to continue~~of our subsidiaries. We are also continuing our efforts to diversify our product offerings through, among other things, the expansion of our insurance business following the establishment of Woori Aviva Life Insurance in 2008 and increased marketing of insurance products ~~and~~through our bancassurance channels, as well as further expansion of our investment banking and investment trust operations. The ~~continued~~ implementation of these ~~plans~~and other plans that we may pursue to take advantage of our integrated financial holding company structure may require additional investments of capital, infrastructure, human resources and management attention~~. This strategy~~ and entails certain risks, including the possibility that:

•	we may fail to ~~successfully~~further integrate and upgrade our diverse systems and operations as needed to maximize synergies among our operating subsidiaries;

•	we may lack required capital resources;

•	we may fail to attract, develop and retain personnel with necessary expertise;

•	we may face competition from other financial holding companies and more specialized financial institutions in particular segments; and

•	we may fail to leverage our financial holding company structure to ~~realize~~continue realizing operational efficiencies and to cross-sell ~~multiple~~new products and services.

If ~~our strategy does not succeed~~we are not successful in implementing our current and future plans, we may incur losses on our investments and our results of operations and financial condition may suffer.

Suzanne Hayes

Securities and Exchange Commission, p.5

We may fail to realize the anticipated benefits relating to our reorganization…, page 19

4.	Please provide us with an update regarding the status of the Korean government’s plans to privatize the 56.7% equity stake it owns in you.

As noted in the Annual Report, on May 17, 2011, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, had announced its plans to privatize the Company through a sale of up to the entire 56.97% equity stake (and a minimum of a 30% equity stake) held by the Korean government through the KDIC. The sale was to be effected by a competitive bidding process, with the preliminary bidding process open from May 18, 2011 to June 29, 2011. However, in the preliminary bidding process, only one bid was submitted by a consortium led by a Korean private equity fund. As a result, the Public Funds Oversight Committee of the Financial Services Commission announced the suspension of the sale process in August 2011. There have not been any subsequent announcements from the Public Funds Oversight Committee or other governmental bodies regarding the Korean government’s privatization plan for the Company.

The Financial Investment Services and Capital Markets Act…, page 32

5.	Please update this risk factor in future filings to describe your experience with and the effects of the Financial Investment Services and Capital Markets Act since it became effective in February 2009.

Based on the Company’s experience with the Financial Investment Services and Capital Markets Act since its effectiveness in February 2009, the Company believes that its effect to date on the Company has not been as significant as previously anticipated, principally due to the far greater impact of changes in general market conditions resulting from the global financial crisis commencing in the second half of 2008. The Company believes that, in light of difficult conditions in the global and Korean economies and financial markets in the wake of the global financial crisis, financial industry participants in Korea generally have not sought to aggressively expand their operations to take advantage of the greater flexibility provided under the Financial Investment Services and Capital Markets Act during the past two years. The Company also believes that, due to adverse conditions and volatility in the global and Korean financial markets since the second half of 2008, bank customers in Korea have generally sought to reduce their exposure to higher-risk financial institutions and products, and that such trend has significantly suppressed the potential loss of customer deposits by large established banks (such as the Company’s banking subsidiaries) that may have otherwise occurred following the effectiveness of the Financial Investment Services and Capital Markets Act. Accordingly, in light of the above, the Company expects that it will be able to delete this risk factor in its entirety in its next annual report on Form 20-F.

Suzanne Hayes

Securities and Exchange Commission, p.6

Item 4. Information on the Company, page 39

Recent Developments with the KDIC, page 45

6.	Please provide us with an update regarding your satisfaction of the requirements in the one-year business normalization plan you entered into with the KDIC in March 2011.

The Company confirms that it has met the six semi-annual IFRS financial targets as of and for the six months ended June 30, 2011 which were set internally by the Company in accordance with the current one-year business normalization plan. Details regarding these financial targets and the Company’s actual performance (in each case calculated on an IFRS basis) are as follows:

	As of or for the six months ending June 30, 2011
	Target		Actual
Capital adequacy ratio (1)		10.0%		12.4%
Return on total assets (2)		0.22		0.87
Expense-to-revenue ratio (3)		56.6		42.3
Operating income per employee (Won millions) (4)	(Won)	280	(Won)	370
Non-performing loan ratio (5)		2.3%		1.5%
Holding company expense ratio (6)		0.9		0.6

(1)	Calculated on the basis described in “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” of the Annual Report.
(2)	Represents the ratio of net income to total assets.
(3)

Represents the ratio of general and administrative expenses to adjusted operating income. “Adjusted operating income” represents operating income (i) before subtracting loan loss provisions and general and administrative expenses and (ii) after subtracting (a) gain (loss) on valuation and disposal of equity investment securities and (b) income from Won-denominated loans with respect to the amount of such loans that exceeds the amount of Won-denominated deposits.

(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits, in each case, net of provisions.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

Mortgage and Home Equity Lending, page 56

7.	On page 57, you disclose that for the year ended December 31, 2010, the average initial loan-to-value ratio of your mortgage and home equity loans was approximately 48.3%, compared to 47.4% for the year ended December 31, 2009. Please revise your loan-to-value ratio disclosures in future filings to address the following:

•	Separately disclose your loan-to-value ratios for each of your mortgage and home equity loan portfolios as of each period end;

•

Disclose the current loan-to-value ratios for each of your mortgage and home equity loan portfolios as of each balance sheet date presented, or if you do not maintain such information, disclose that fact; and

•	To promote transparency into the credit quality of your home equity loans, separately disclose your past due statistics for home equity loans in your disclosures on pages 79 and F-44.

Suzanne Hayes

Securities and Exchange Commission, p.7

The Company respectfully advises the Staff that it has not, in the ordinary course, tracked the loan-to-value ratios for its mortgage and home equity loan portfolios separately under Korean GAAP or U.S. GAAP. However, in light of the Staff’s comment and the Company’s plan to prepare its financial statements in accordance with IFRS as issued by the IASB for the Company’s next annual report on Form 20-F (for fiscal year 2011), the Company will separately disclose the loan-to-value ratios for its mortgage loans and its home equity loans separately for each reporting period and as of each balance sheet date in such annual report. Specifically, the Company plans to supplement the disclosure in the last sentence of “Item 4B. Business Overview—Business—Consumer Banking—Lending Activities—Mortgage and Home Equity Lending” (on pages 56 and 57 of the Annual Report) in its next annual report on Form 20-F as follows:

For the year ended December 31, 2011, the average initial loan-to-value ratio of our mortgage loans and home equity loans was approximately [XX]% and [XX]%, respectively, compared to [XX]% and [XX]% for the year ended December 31, 2010. The average loan-to-value ratio of our mortgage loans and home equity loans as of December 31, 2011 was approximately [XX]% and [XX]%, respectively, compared to [XX]% and [XX]% as of December 31, 2010.

In addition, in response to the Staff’s comment, the Company plans to revise the table in “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Loan Types” (on page 79 of the Annual Report), which presents loans by type, to include home equity loans as a separate line item under domestic consumer loans in such table in its next annual report on Form 20-F.

Finally, in response to the Staff’s comment, the Company also plans to separately disclose its past due statistics for home equity loans in its next annual report on Form 20-F in the aging analysis of loans by portfolio segment in the notes to the financial statements to be included therein, as follows:

	Normal		1-3 Months Past Due		3-6 Months Past Due		Greater Than 6 months		Total Past Due		Total Financing Receivables		Recorded Investment >90 Days and Accruing
(in billions of Won)
Commercial:
Commercial and industrial	(Won)	XX	(Won)	XX	(Won)	XX	(Won)	XX	(Won)	XX	(Won)	XX	(Won)	XX
Lease financing		XX		XX		XX		XX		XX		XX		XX
Trade financing		XX		XX		XX		XX		XX		XX		XX
Other commercial		XX		XX		XX		XX		XX		XX		XX
Consumer:
Mortgage		XX		XX		XX		XX		XX		XX		XX
Home equity		XX		XX		XX		XX		XX		XX		XX
Other consumer		XX		XX		XX		XX		XX		XX		XX
Credit card:
Credit card		XX		XX		XX		XX		XX		XX		XX

Total	(Won)	XX	(Won)	XX	(Won)	XX	(Won)	XX	(Won)	XX	(Won)	XX	(Won)	XX

Suzanne Hayes

Securities and Exchange Commission, p.8

Investment Trust Management, page 75

8.	We note from your disclosure here that you do not consolidate investment trusts due to the fact that the assets invested are not your assets but customer assets. In addition, we note your disclosure beginning on page F-38 related to investment trusts and funds. Please reconcile the information provided in this disclosure, including the amounts presented on pages F-39 and F-40 related to such trusts, with the information and amounts as disclosed here on page 75, including whether these two disclosures are referring to the same or different investment trusts.

The Company notes that (i) the investment trusts described on page 75 of the Annual Report refer to those investment trusts for which Woori Asset Management offers investment trust management services (with investment discretion), which are not subject to consolidation since the invested assets belong to customers and not the Company, while (ii) the investment trusts described on pages F-39 and F-40 of the Annual Report which are not subject to consolidation refer to those investment trusts in which the Company has significant involvement (such as holding investment shares) but is not a primary beneficiary. Accordingly, the references are to two different types of investment trusts.

In response to the Staff’s comment, the Company has prepared the following table, which reconciles the information on page 75 of the Annual Report to the amounts presented on page F-40 thereof:

	2010		2009
	(in billions of Won)
Total assets of investment trusts (referred to on page 75 of the Annual Report) under Korean GAAP, which are not consolidated under U.S. GAAP	(Won)	13,319	(Won)	13,264

Investment trusts in which the Company has no variable interests, but which are managed by Woori Asset Management		(13,129)		(13,222)

Investment trusts in which the Company has variable interests, but which are not managed by Woori Asset Management		1,068		1,721

Total assets of investment trusts (referred to on page F-40 of the Annual Report) in which the Company has variable interests as a result of significant involvement under U.S. GAAP	(Won)	1,258	(Won)	1,763

Loan Loss Provisioning Policy, page 87

9.	We note your disclosure that you establish allowances for losses for corporate loans that have not been individually identified as impaired, consumer loans and credit card balances based on the level of your expected loss, which is the product of default probability and loss severity. We also note your disclosure that you establish the expected loss related to corporate loans that you do not deem to be impaired based on historical loss experience, which depends on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral, and that you establish the expected loss related to consumer loans and credit card balances based on historical loss experience generally for a period of one year, which depends on delinquency and collateral. In this regard, it seems that you adjust your expected loss results for your consumer and credit card portfolios to correspond to a finite loss emergence period of one year. Please revise your disclosure in future filings to clarify the extent to which you adjust your expected loss results for your corporate loan portfolio to correspond to a finite loss emergence period. Additionally, please address how your expected loss model for your corporate loan portfolio represents an incurred loss model as appropriate under ASC 310-10-35 and ASC 450-20-25.

Suzanne Hayes

Securities and Exchange Commission, p.9

The Company respectfully notes to the Staff that it does not use an expected loss model but rather an incurred loss model for its corporate loan portfolio under U.S. GAAP, as the Company uses a 12 month finite emergence period corroborated by historical data regarding such corporate loan portfolio. If it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement under ASC 310-10-35, such corporate loans are deemed to be impaired. The Company applies ASC 310-10-35 to measure impairment for an individual corporate loan after the loan has been identified for individual evaluation. Allowances for losses for corporate loans subject to collective evaluation under ASC 450-20-25 are computed based on the incurred loss model, using rates of probability of default and default severity (such as loss severity or loss given default). Probability of default is calculated assuming that the loss emergence period (i.e., the time period from the loss incurrence event to the identification of objective evidence of impairment) generally extends to one year.

In response to the Staff’s comment, the Company will include a detailed description of its allowance calculation methods for corporate loans under IFRS as issued by the IASB, in line with the above description, in its next annual report on Form 20-F.

Credit Rehabilitation Programs for Delinquent Consumer Borrowers, page 99

10.	We note your disclosures regarding various programs implemented to assist consumer borrowers in Korea. Please revise your disclosure in future filings to state the impact of these programs, including the amount of consumer loan modifications and restructurings performed under these and any other loss mitigation programs as well as the success rates of such programs.

Regarding the various programs implemented to assist consumer borrowers in Korea as mentioned on page 99 of the Annual Report, the Company notes that the program relating to the Credit Rehabilitation Fund does not involve any consumer loan modification or restructuring on the part of the Company or its commercial banking subsidiaries. Therefore, the Company does not track or compile data regarding the impact or success rate of the Credit Rehabilitation Fund program.

Regarding the impact of the “pre-workout” program, the Company respectfully directs the Staff to the Company’s response to comment 2 above.

Suzanne Hayes

Securities and Exchange Commission, p.10

With respect to the other consumer borrower-related programs mentioned on page 99 of the Annual Report, i.e., (i) the individual work-out program under the auspices of the Credit Counseling and Recovery Service and (ii) the court-supervised debt restructuring that is available under the Korean Debtor Recovery and Bankruptcy Law, the Company notes that a portion of loans extended by the Company’s banking subsidiaries which have become subject to such work-out or debt restructuring have already been charged off under U.S. GAAP, with any amounts subsequently collected in connection with such work-out or debt restructuring being treated as recoveries of charged-off loans. With respect to loans extended by the Company’s banking subsidiaries which have become subject to such work-out or debt restructuring but which have not already been charged off under U.S. GAAP, the Company’s experience has generally been that a substantial majority of such loans are considered impaired loans, with specific allowances having been established and any amounts subsequently charged off in connection with such work-out or debt restructuring being charged against such allowances. Similar accounting treatment is applied under IFRS. Accordingly, the Company believes that its participation in these programs does not adversely impact its results of operations and financial condition in any material respect, particularly when considering the immaterial relative proportion of loans that are subject to such programs. For example, in the case of Woori Bank, the total cumulative amount of loans which became subject to individual work-out programs and court-supervised debt restructurings for the past three years from 2008 to 2010 was (Won)159 billion and (Won)346 billion, respectively, and the total cumulative amount recovered under loans subject to such programs over the same period was (Won)102 billion and (Won)65 billion, respectively. The Company does not otherwise track or compile the success rates of such programs in the ordinary course.

Based on the above and in response to the Staff’s comments, the Company proposes to include the following additional disclosure regarding the impact of such programs in its next annual report on Form 20-F:

Credit Rehabilitation Programs for Delinquent Consumer Borrowers

In light of the rapid increase in delinquencies in credit card and other consumer credit in recent years, and concerns regarding potential social issues posed by the growing number of individuals with bad credit, the Korean government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval by creditor financial institutions representing a majority of the outstanding unsecured debt and two-thirds of the outstanding secured debt, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding (Won)500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit. The aggregate amount of loans (including credit card receivables) of Woori Bank, Kwangju Bank and Kyongnam Bank which became subject to such individual work-out programs in 2011 was (Won)[XX] billion. In 2011, Woori Bank, Kwangju Bank and Kyongnam Bank recovered (Won)[XX] billion in the aggregate with respect to their loans subject to such individual work-out programs.

On April 1, 2006, the Korean Debtor Recovery and Bankruptcy Law took effect and replaced the Individual Debtor Rehabilitation Law. Under the Korean Debtor Recovery and Bankruptcy Law, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors. The aggregate amount of loans (including credit card receivables) of Woori Bank, Kwangju Bank and Kyongnam Bank which became subject to such court-supervised debt restructuring in 2011 was (Won)[XX] billion. In 2011, Woori Bank, Kwangju Bank and Kyongnam Bank recovered (Won)[XX] billion in the aggregate with respect to their loans subject to such court-supervised debt restructuring.

Suzanne Hayes

Securities and Exchange Commission, p.11

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding (Won)50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 6 to 10 who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.

In March 2009, the Financial Services Commission requested Korean banks, including Woori Bank, Kyongnam Bank and Kwangju Bank, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following successive extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days. The aggregate amount of loans (including credit card receivables) made by Woori Bank, Kyongnam Bank and Kwangju Bank which became subject to the pre-workout program in 2011 was (Won)[XX] billion. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—We may experience increases in delinquencies in our consumer loan and credit card portfolios.”

Sales of Non-Performing Loans, page 95

11.	We note your disclosures of Korean GAAP information regarding your sales of loans for the three most recent fiscal years. Please revise your disclosure in future filings to address the following:

•

Clarify whether the line item related to sales to joint venture special purpose companies represents sales to Woori AMC Co., which is now your wholly owned subsidiary. If so, please disclose your accounting treatment for those loans now that the joint venture is dissolved.

•

We note that approximately 57% of your loan sales are to “others.” Please include a section that describes the entity or entities to which you sold these loans, and describe the material terms of such sales arrangement, including your continuing involvement with those loans.

The line items related to sales to joint venture special purpose companies that were noted in the Staff’s comment do not represent sales to Woori AMC Co., Ltd. The Company respectfully advises the Staff that, as described on page 96 of the Annual Report, Woori AMC Co., Ltd. (formerly known as Woori SB Asset Management prior to becoming a wholly-owned subsidiary of the Company) manages non-performing loans that are sold to special purposes companies, but does not itself purchase any non-performing loans. To clarify, the line item related to sales to joint venture special purpose companies that were noted in the Staff’s comment includes sales to (i) special purposes companies in which Woori F&I, a wholly-owned subsidiary of the Company, holds an equity interest not exceeding 50% and does not have effective control and (ii) special purpose companies in which the Company has no involvement (other than as a seller of loans).

Suzanne Hayes

Securities and Exchange Commission, p.12

In addition, the Company also respectfully notes to the Staff that the Korean GAAP information regarding its sales of loans in 2010 should be revised as follows:

	Year Ended December 31, 2010
Purchaser	Principal Amount Sold		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	(Won)	346	(Won)	187	(Won)	2
Special purpose companies		635		564		12
Others		316		233		1

Total	(Won)	1,297	(Won)	984	(Won)	15

Of the (Won)316 billion principal amount of non-performing loans sold to “Others” in 2010, approximately (Won)256 billion principal amount of non-performing loans (representing 80.9% of such loans sold to “Others”) were sold to United Asset Management Corp. United Asset Management Corp., or UAMCO, was established in late 2009 in the wake of the global financial crisis by six major commercial banks in Korea, including Woori Bank, to purchase, sell and securitize non-performing loans and to engage in corporate restructuring activities, among other things. Woori Bank has committed to contribute (Won)150 billion of capital to UAMCO, of which (Won)73 billion has been contributed to date, and has also extended a credit line of (Won)74 billion to UAMCO, under which no amounts have been drawn down to date. Woori Bank currently holds a 15% equity interest in UAMCO. The Company believes that UAMCO will continue to play a significant role as a purchaser of non-performing loans in the Korean commercial banking sector and will revise its disclosure in future filings to separately account for and describe its sales of loans to UAMCO. Other than sales of loans to UAMCO, the Company sold approximately (Won)60 billion principal amount of non-performing loans to various private investment companies in 2010.

With respect to the material terms of the Company’s loan sale arrangements with UAMCO and various private investment companies, the Company notes that such loan sale terms do not require the Company to repurchase any loans, provide any post-sale price adjustments or otherwise continue to be involved with such loans subsequent to their sale in any material respect.

In response to the Staff’s comment, the Company plans to revise its disclosure in its next annual report on Form 20-F to (i) clarify the description of special purpose companies to which the Company sells its loans, (ii) separately disclose its sales of loans to UAMCO and (iii) clarify the material terms of the Company’s sale arrangements with UAMCO and other purchasers of non-performing loans, in each case in line with the above description.

Suzanne Hayes

Securities and Exchange Commission, p.13

Item 5 – Operating and Financial Review and Prospects, page 130

Allowance for Loan Losses, page 145

12.	We note that your non-performing corporate loan ratio increased from 1.79% in 2009 to 4.48% in 2011. In order to promote transparency of the significant changes in non-performing corporate loans, please revise your disclosure in future filings to include a roll-forward of non-performing loans. In your roll-forward disclosure, please include separate disclosure of each of the following: loans transferred in/out due to performing/non-performing status changes; loans transferred to the held-for-sale category; loans sold directly from the held-for-investment portfolio; loans modified and returned to performing; loans paid down or paid off; and loans charged-off.

In response to the Staff’s comment, the Company plans to include in its next annual report on Form 20-F the following roll-forward disclosure regarding its non-performing loans:

2011
Non-performing loans as of January 1	XX
Additions to non-performing loans	XX
Loans transferred into non-performing loans	XX
Reductions in non-performing loans	XX
Loans transferred to the held-for-sale investment portfolio	XX
Loans sold directly from the held-for-sale investment portfolio	XX
Loans modified and returned to performing loans	XX
Loans paid down or paid off	XX
Loans charged-off	XX
Total net additions to non-performing loans	XX
Total non-performing loans as of December 31	XX

Suzanne Hayes

Securities and Exchange Commission, p.14

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 211

Value at Risk Analysis, page 226

13.	Please revise your disclosure in future filings to provide the information required by Item 305(a)(1)(iii)(B) of Regulation S-K.

In 2010, the average, high, low and ending amounts of daily value at risk (VaR) for each of Woori Bank, Kyongnam Bank and Kwangju Bank relating to their trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	Trading activities VaR for 2010
	Average		Minimum		Maximum		As of December 31, 2010
	(in millions of Won)
Woori Bank:
Interest rate	(Won)	12,321	(Won)	3,172	(Won)	25,873	(Won)	3,770
Stock price		3,455		1,073		10,775		1,518
Foreign Currencies		8,859		2,260		23,970		3,672
Commodity		728		9		2,733		13

Total risk	(Won)	6,478	(Won)	2,817	(Won)	19,615	(Won)	3,520

Kyongnam Bank:
Interest rate	(Won)	208	(Won)	44	(Won)	458	(Won)	70
Stock price		479		147		648		298
Foreign Currencies		25		4		96		27
Commodity		—		—		—		—

Total risk	(Won)	515	(Won)	226	(Won)	795	(Won)	319

Kwangju Bank:
Interest rate	(Won)	73	(Won)	23	(Won)	208	(Won)	86
Stock price		13		0		32		2
Foreign Currencies		9		1		50		7
Commodity		—		—		—		—

Total risk	(Won)	73	(Won)	23	(Won)	208	(Won)	88

In response to the Staff’s comment, the Company will revise its disclosure in its next annual report on Form 20-F to provide the above information in respect of 2011.

Item 18. Financial Statements, page 243

Value Report of Independent Registered Public Accounting Firm, pages F-1 and F-2

14.	Please revise your disclosure in future filings to include audit opinions that indicate the location where issued. Refer to Rule 2-02 of Regulation S-X.

In response to the Staff’s comment, the Company will revise its disclosure in its next annual report on Form 20-F to include an audit opinion which indicates the location where such opinion was issued, in accordance with Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements

1. General Information and Summary of Significant Accounting Policies

Loans and Leases, page F-18

15.	We note your disclosure on page 88 that in applying payments on delinquent loans, you first apply payments to the delinquent interest outstanding, then to non-delinquent interest, and then to the outstanding loan balance until the loan is paid in full. However, your disclosure here indicates that cash receipts on non-accrual loans, for which the ultimate collectability is uncertain, are applied as principal reductions, and otherwise payments are applied as noted on page 88. Furthermore, your disclosure on page F-43 indicates that you recognize interest on non-accrual loans only to the extent you receive payments. Please revise these disclosures, and any other applicable disclosure as appropriate, in future filings to better clarify your interest income recognition policy on non-accrual and delinquent loans, and to more consistently disclose such information throughout your filings.

Suzanne Hayes

Securities and Exchange Commission, p.15

The Company respectfully advises the Staff that it applies the same interest income recognition policy on non-accrual and delinquent loans. The Company ceases to accrue interest on a loan and classifies such loan as a “non-accrual loan” when its interest income is determined to be unrealizable. In general, cash receipts on such loans are credited to income before principal reduction, as described on pages 88 and F-43 of the Annual Report. However, loans acquired with deteriorated credit quality (i.e., purchased non-performing loans) for which the amount and timing of collection are not reasonably estimable are subject to the cost recovery method as defined under ASC 310-30-35-3 and cash receipts on such loans are applied as principal deductions, as described on page F-18 of the Annual Report, and the Company is required to postpone any recognition of profit until all costs have been recovered.

In addition, the Company respectfully advises the Staff that, as a conceptual matter, the Company will not have non-accrual loans in the financial statements prepared in accordance with IFRS as issued by the IASB, to be included in the Company’s next annual report on Form 20-F, because the Company will recognize unwinding effects using effective interest rate in accordance with IFRS 39 paragraph AG8. Accordingly, in response to the Staff’s comment, the Company plans to revise the first paragraph of “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Non-Accrual Loans and Past Due Accruing Loans” and to revise its disclosure in the notes to the financial statements prepared in accordance with IFRS as issued by the IASB, in each case as included in the Company’s next annual report on Form 20-F, to further clarify its interest income recognition policy under IFRS as issued by the IASB.

16.	We note your disclosure related to impaired commercial loans on page F-18, including the four categories of commercial loans that you consider to be impaired. We also note your statement on page F-19 that consumer loans that are under troubled debt restructuring (TDR) and renegotiated credit card loans are also classified as impaired. Please tell us and revise your disclosure in future filings to clarify whether the other three impaired commercial loan categories (i.e., loans classified as “substandard” or below, loans 30-days or more past due, and loans to companies under regulatory warnings) also apply to your consumer and credit card loans when evaluating impairment.

The other three impaired loan categories (i.e., loans classified as “substandard” or below, loans 30-days or more past due and loans to companies under regulatory warnings) noted by the Staff are applicable to commercial loans that are subject to ongoing impairment assessment on an individual loan basis. In contrast, the Company’s consumer and credit card loans are collectively evaluated in accordance with ASC 310-10-35-13(a), under which the Company’s consumer and credit card loans are determined to be large groups of smaller-balance homogeneous loans whose allowance for losses are measured pursuant to ASC 450-20-25, and the three impaired loan categories mentioned above are not applied to such consumer and credit card loans when evaluating impairment. To clarify, consumer loans under troubled debt restructuring and renegotiated credit card loans which are classified as impaired loans, as discussed on page F-19 of the Annual Report, are so classified because it is certain that the Company is unable to collect all amounts due, including principal and interest, according to the original contractual terms of the loan agreements and loan losses can be reasonably estimated based on new terms.

Suzanne Hayes

Securities and Exchange Commission, p.16

In response to the Staff’s comment, the Company plans to add detailed disclosure to clarify its criteria for impairment evaluation, in line with the above description, in the notes to the financial statements prepared in accordance with IFRS as issued by the IASB to be included in the Company’s next annual report on Form 20-F.

Resale and repurchase agreements, page F-24

17.	We note your disclosure that when control over the related securities has been surrendered by the transferor, you account for your resale agreements as purchases of securities with related forward commitments to resell and account for your repurchase agreements as sales of securities with related forward commitments to repurchase. Please tell us the amount of such resale and repurchase agreements that you accounted for as sales for each of the periods presented, including the amount of gains/losses recognized on such contracts.

The Company respectfully informs the Staff that, while the disclosure on page F-24 of the Annual Report regarding resale and repurchase agreements was included to address the theoretical possibility that the Company may undertake such resale and repurchase transactions, the Company has not over the past three years engaged in any resale and repurchase transaction that would qualify for the accounting treatment noted by the Staff. As a result, all resale and repurchase transactions that the Company has entered into for such three-year period have been accounted for as securitized borrowing and secured lending under U.S. GAAP.

2. Recent Accounting Standards

Financial Reporting after 2010, page F-27

18.	You disclose that beginning in fiscal year 2011 all listed companies in Korea are required to prepare their financial statements under the Korean equivalent of IFRS as issued by the IASB (International Accounting Standards Board). As such, we noted your interim financial statements [for] the interim periods ended March 31, 2011 and June 30, 2011 filed in Form 6-K on May 31, 2011 and August 29, 2011, respectively, were prepared in accordance with Korean IFRS. Please explain the difference, if any, between Korean IFRS and IFRS as adopted by the IASB. Additionally, to the extent there are differences between the two accounting principles, please confirm you plan to provide a reconciliation between Korean IFRS and U.S. GAAP in your next annual filing.

Korean IFRS is substantially similar to IFRS as issued by the IASB, as it is mostly a word-for-word Korean translation of IFRS as issued by the IASB and differs from IFRS as issued by the IASB only in that (i) Korean IFRS does not include certain paragraphs in IFRS as issued by the IASB dealing with transition requirements that are now obsolete and (ii) certain paragraphs requiring additional disclosures have been added in Korean IFRS. In any event, the Company notes that it plans to prepare its financial statements in accordance with IFRS as issued by the IASB (and not Korean IFRS) for the Company’s annual report on Form 20-F for fiscal year 2011. Accordingly, the Company does not plan to provide a reconciliation between Korean IFRS and U.S. GAAP in such annual report.

Suzanne Hayes

Securities and Exchange Commission, p.17

11. Loans, page F-41

19.	We note your disclosure on page F-43 that you generally cease the accrual of interest on loans for which principal or interest payments become one-day past due, unless the loans are fully secured by deposits or guaranteed by the Korean government or other institutions, and that you hold (Won)4.079 trillion such non-accrual loans as of December 31, 2010. We also note from your aging analysis disclosure on page F-44 that you hold (Won)2.990 trillion loans that were considered to be one-day or more past due as of December 31, 2010. Please tell us and revise your disclosure in future filings to thoroughly discuss reason(s) for the difference between your non-accrual loan balance and your loans that are one-day or more past due balance as of period end. Specifically, please address whether you have classified any loans as non-accrual that are not considered to be past due, and address the situations in which this would occur.

The Company has classified certain loans as non-accrual that are not past due, and the total amount of such loans was (Won)1,089 billion as of December 31, 2010.

The Company ceases to accrue interest on a loan and classifies such loan as a “non-accrual loan” when its interest income is determined to be unrealizable, as noted in the Company’s response to comment 15 above. The following list sets forth the types of loan that are classified as non-accrual loans by the Company.

(i)	past due loans;

(ii)	loans to creditors with dishonored notes or checks;

(iii)	loans for which interest payments are reduced or postponed (e.g., through work-out procedures or debt restructurings); and

(iv)	loans to creditors included in the “watch list” maintained by the Korea Federation of Banks.

Loans in categories (ii) through (iv) are included in non-accrual loans even if such loans are not past due. Of the (Won)1,089 billion of loans classified as non-accrual loans that were not past due as noted above, loans in category (iii) amounted to (Won)696 billion as of December 31, 2010, while loans in category (ii) and (iv) amounted to (Won)393 billion in the aggregate as of the same date.

In addition, as noted in the Company’s response to comment 15 above, the Company will not as a conceptual matter have non-accrual loans in the financial statements prepared in accordance with IFRS as issued by the IASB to be included in the Company’s next annual report on Form 20-F. Accordingly, in response to the Staff’s comment, the Company plans to include disclosure clarifying the foregoing fact in the notes to such financial statements.

Suzanne Hayes

Securities and Exchange Commission, p.18

32. Fair Value Measurements

Trading and available-for-sale securities, page F-72

20.	You disclose that for securities traded in the over-the-counter market, you generally determine fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Please revise your disclosure in future filings to include the following:

•	The number of quotes or prices you generally obtain per instrument, and if you obtain multiple quotes or prices, how you determine the ultimate value you used in your financial statements;

•	How you validate the quotes or prices received from third parties;

•	Whether, and if so, how and why, you adjust quotes or prices you obtain from brokers and pricing services; and

•	Whether the broker quotes are binding or non-binding.

For securities traded in the over-the-counter market, the Company generally determines fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Company obtains two to three prices per instrument from reputable independent pricing services in Korea, such as Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, and uses the lowest of the prices obtained from such services without further adjustment. The Company validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Company’s personnel who are familiar with market-related conditions. The Company advises the Staff that it no longer obtains prices from brokers (whose quotes are generally non-binding) for securities traded in the over-the-counter market, and it plans to delete references to broker quotes from the relevant disclosure in its future filings.

In response to the Staff’s comment, the Company plans to include the above information regarding its valuation of securities traded in the over-the-counter market in the notes to the financial statements prepared in accordance with IFRS as issued by the IASB to be included in the Company’s next annual report on Form 20-F.

Suzanne Hayes

Securities and Exchange Commission, p.19

32. Fair Value Measurements

Items measured at fair value on a non-recurring basis, page F-77

21.	We note your disclosure in footnote two to your tabular disclosure on page F-78 related to impaired, collateral-dependent loans. You state here that the fair value of the collateral for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. We also note your disclosure on page 55 that you use internal valuation systems, such as CREPIA, to determine the appraised value of underlying collateral for real estate loans. Please revise your disclosure in future filings to address the following:

•

Clarify whether the external valuation experts referred to on page F-78 are the same as the outside parties that provide automated property evaluation services as discussed on page 221, and explain how you validate the appropriateness of such external valuations.

•

Discuss the nature, types and frequency of adjustments you make to the fair value of the collateral as determined by the external valuation experts, and to the extent possible, discuss the relative size of these adjustments.

•	Address how the use of your internal valuation systems, such as CREPIA, factors into your impairment methodology for collateral-dependent loans.

•

If applicable, in situations where your internal system determines a fair value of collateral that is materially different from the fair value determined by an external valuation specialist, please discuss how that difference is resolved.

The Company advises the Staff that, depending on the attributes of the underlying collateral on an individual loan basis, the external valuation experts referred to on page F-78 of the Annual Report may be different from the outside parties who provide automated property valuation services as discussed on page 221 of the Annual Report. For instance, the fair value of the underlying collateral for commercial loans described on page F-78 of the Annual Report (which principally consists of land, buildings and equipment) is appraised by external valuation experts, while the fair value of the underlying collateral for consumer loans described on page 221 of the Annual Report (which principally consists of residential properties) is appraised by Korea Investors Service as part of the Company’s loan approval process. Such appraisals are collated in the Company’s CREPIA system. The Company uses its CREPIA system to manage its lending activities, and inputs data gathered from loan application forms, credit scores of borrowers and the appraisal value of collateral provided by external valuation experts into the CREPIA system and updates such information periodically to reflect changes in such information (such as any changes in credit scores of borrowers or the appraisal value of collateral). Next, the Company adjusts the value of its impaired, collateral-dependent loans to the carrying value of the relevant collateral by using the information gathered through the CREPIA system (as noted in footnote 2 to the tabular information disclosed on page F-78 of the Annual Report). The carrying value of the collateral for impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral. Such adjustments mainly take into account (i) a collateral recognition factor, which reflects the average historical auction clearance rate for such type of collateral in the same region in Korea for the past year and adjustments based on changes that the Company anticipates to the value of the collateral as well as the anticipated costs with regard to foreclosure proceedings, (ii) a present value discount factor, to account for the time required to complete the foreclosure proceedings and (iii) the value of any liens and other security interests which are senior to those of the Company. The above-described adjustments to the appraisal value of collateral as determined by external valuation experts are made on a quarterly basis. Typically, factor (i) accounts for the largest proportion of the overall adjustments to appraisal values provided by external valuation experts and resulted in downward adjustments, on average, of up to 61.8% in 2010 for U.S. GAAP purposes. Factor (ii) resulted in downward adjustments to such appraisal values of approximately 3.7% to 26.0%, on average, in 2010 for U.S. GAAP purposes. The value of factor (iii) varies widely in each individual case. The Company further notes that the adjustment process described above aims to estimate the collectable cash flow as a methodology under a discounted cash flow model for impaired loans which are collateral dependent, and is not an internal valuation system for collateral (as the Company does not use such an internal valuation system).

Suzanne Hayes

Securities and Exchange Commission, p.20

In addition, to validate the appropriateness of the appraisal values provided by external valuation experts, the Company reviews the qualification of the external valuation experts (including a review of whether such experts are legitimately registered with the Korea Association of Property Appraisers) and evaluates the assumptions and valuation model used by such experts as well as the appropriateness of variables by reference to market data and comparisons to actual transaction prices in similar regions.

In response to the Staff’s comment, the Company plans to revise its disclosures on pages 55 and 221 of the Annual Report to include the above information in its next annual report on Form 20-F. Furthermore, in response to the Staff’s comment, the Company will clarify its disclosure regarding measurement of the appraisal value of collateral for impaired loans which are collateral dependent, in line with the above description, in the notes to the financial statements prepared in accordance with IFRS as issued by the IASB to be included in the Company’s next annual report on Form 20-F.

40. Parent Company, page F-98

22.	You disclose on page 165 that you are a financial holding company, and you rely on distributions from your subsidiaries, direct borrowings and issuance of debt and equity securities to fund your liquidity obligations at the holding company level. Please revise your disclosure in future filings to address the liquidity situation of the parent company, and address the following:

•

Clarify here or in Note 19 the contractual maturities of the long-term debt issued by the parent company, including how much of the (Won)3.6 trillion issued by the parent company is due within one year.

•

We note that you received (Won)363 billion in 2010 from your bank subsidiaries and (Won)22 billion from your non-bank subsidiaries. Please tell us why these amounts are not separately disclosed in your condensed statements of income. Refer to Rule 9-06 of Regulation S-X for guidance.

Suzanne Hayes

Securities and Exchange Commission, p.21

The Company notes that the contractual maturities of long-term debt issued by the parent company as of December 31, 2010 were as follows:

	(in million of Won)
Due in 2011	(Won)	1,190,000
Due in 2012		770,000
Due in 2013		550,000
Due in 2014		380,000
Due in 2015		770,000
2016 and thereafter		—

		3,660,000

Less: Discount		(5,157)

	(Won)	3,654,843

In addition, the Company notes that the interest and dividends received by it from its bank and non-bank subsidiaries for the past three years, separately disclosed, were as follows:

	(in millions of Won)
	2008		2009		2010
Interest and dividend income
Interest income:
Bank Subsidiaries	(Won)	10,864	(Won)	3,351	(Won)	3,664
Non-bank Subsidiaries		1,861		13,237		6,875
Dividend income:
Bank Subsidiaries		200,326		2,455		362,779
Non-bank Subsidiaries		47,785		13,750		22,435

Total interest and dividend income		260,836		32,793		395,753

Non-interest income		458		20,289		35,723

Total operating income		261,294		53,082		431,476

Interest expense
Long-term debt		143,982		239,224		244,030
Other		—		—		905

Total interest expense		143,982		239,224		244,935

Non-interest expense		33,824		36,939		75,410

Total operating expense		177,806		276,163		320,345

Income(Loss) before equity in undistributed net income(loss) of subsidiaries		83,488		(223,081)		111,131

Equity in undistributed net income(loss) of subsidiaries:
Bank Subsidiaries		220,106		1,240,893		1,081,202
Non-bank subsidiaries		(153,289)		116,755		89,393

Total equity in undistributed net income of subsidiaries		66,817		1,357,648		1,170,595

Net income	(Won)	150,305	(Won)	1,134,567	(Won)	1,281,726

Suzanne Hayes

Securities and Exchange Commission, p.22

In response to the Staff’s comment, the Company will provide the above information (i) for 2009, 2010 and 2011, in the case of separate disclosure of dividends received from its bank and non-bank subsidiaries, and (ii) as of December 31, 2011, in the case of the maturity analysis for the long-term debt issued by the parent company, in the notes to the financial statements prepared in accordance with IFRS as issued by the IASB to be included in the Company’s next annual report on Form 20-F.

Item 19. Exhibits

23.	Please provide us with the basis for your determination that you are not required to file as material contracts the November 2008 and December 2009 memorandums of understanding described in the Risk Factors section on pages 14 and 32, respectively, and the May 2011 memorandum of understanding described on page 96.

The Company believes that each of the November 2008, December 2009 and May 2011 memoranda of understanding (“MOUs”) with the Financial Supervisory Service (i) is not a material contract and/or (ii) is a contract made in the ordinary course of business of the Company which does not fall within the enumerated categories set forth in the instructions as to exhibits in Form 20-F, and accordingly determined not to file such MOUs as an exhibit to the Annual Report, based on the following:

November 2008 MOU

The MOU entered into by each of Woori Bank, Kyongnam Bank and Kwangju Bank (as well as all other commercial banks in Korea) with the Financial Supervisory Service in November 2008 memorialized such bank’s commitment to help improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on their loans, among other things, in line with the Financial Supervisory Service’s guidance, as described on page 14 of the Annual Report. The Company respectfully notes that commercial banks in Korea, in the ordinary course of their business, routinely enter into such MOUs with the Financial Supervisory Service and other Korean regulators to memorialize their commitment to various governmental policies and guidance regarding the Korean banking industry.

December 2009 MOU

The MOU entered into by Woori Bank with the Financial Supervisory Service in December 2009 memorialized Woori Bank’s commitment to improve its risk management systems and internal controls by implementing specific measures towards such goals that were to be formulated by Woori Bank. The Company respectfully notes that commercial banks in Korea (including Woori Bank), in the ordinary course of their business, routinely enter into such MOUs with the Financial Supervisory Service to memorialize their acknowledgement of and commitment to follow various guidance and recommendations issued by the Financial Supervisory Service in the course of its periodic and special audits and reviews of Korean banks.

Suzanne Hayes

Securities and Exchange Commission, p.23

May 2011 MOU

The MOU entered into by Woori Bank (along with six other Korean commercial banks) with the Financial Supervisory Service in May 2011 regarding the establishment of an entity to acquire non-performing bank loans relating to the construction and real estate industries, as described on page 96 of the Annual Report, requires Woori Bank to make a capital contribution of (Won)149 billion and to extend a line of credit of up to (Won)109 billion to such entity. The Company believes that such capital contribution and credit line extension obligations of Woori Bank are not material to the Company or Woori Bank, in light of the Company’s consolidated total assets of (Won)272,938 billion and consolidated stockholders’ equity of (Won)14,254 billion as of December 31, 2010, under U.S. GAAP, or Woori Bank’s consolidated total assets of (Won)228,206 billion and consolidated stockholders’ equity of (Won)14,191 billion, under Korean GAAP.

Form 6-K filed August 29, 2011

Consolidated Financial Statements for the Six Months Ended June 30, 2011 and 2010

10. Loans and Receivables

24.	We note from your disclosure here that your allowance for loans and receivables under K-IFRS was (Won)4.72 trillion as of December 31, 2010, while on page F-41 of your 2010 Form 20-F, you disclose your allowance for loan and lease losses under U.S. GAAP was (Won)4.87 trillion as of December 31, 2010. We also note a difference with respect to your gross loans balance as of December 31, 2010, which was (Won)201.3 trillion under K-IFRS as disclosed here, versus (Won)191.2 trillion as disclosed in your Form 20-F under U.S. GAAP. Please tell us the key differences between your loan loss methodology under U.S. GAAP and K-IFRS which caused these variances in your December 31, 2010 allowance for loan losses as reported under these two different accounting standards. Also, specifically address why there was a reduction in the allowance given that the loan balance increased under K-IFRS.

The following table and the related discussion below provide details regarding the (Won)10.1 trillion difference in the Company’s gross loan balance and the (Won)0.15 trillion difference in the Company’s allowances under Korean IFRS and U.S. GAAP, which were noted in the Staff’s comment:

	Gross loans		Allowances
	(in trillions of Won)
Korean IFRS:	(Won)	201.3	(Won)	4.72

U.S. GAAP adjustments:
(A) Consolidation of Woori Investment & Securities Co., Ltd. under Korean IFRS		(2.7)		(0.12)
(B) Reclassifications		(7.3)		(0.14)
(C) Loan origination costs		(0.1)		—
(D) Subsequent event adjustments		—		0.17
(E) Refinements in the allowance methodology		—		0.24

U.S. GAAP:	(Won)	191.2	(Won)	4.87

Suzanne Hayes

Securities and Exchange Commission, p.24

(A)	Consolidation of Woori Investment & Securities Co., Ltd.

Woori Investment & Securities Co., Ltd. (“Woori I&S”) has been consolidated on the basis of de facto control under Korean IFRS, while Woori I&S was not consolidated under U.S. GAAP.

(B)	Reclassifications

Under Korean IFRS, call loans and bonds purchased under resale agreements are presented as gross loans. Under U.S. GAAP, call loans and bonds purchased under resale agreements are presented as “call loans and securities purchased under resale agreement.” In addition, debt securities in the amount of (Won)3.0 trillion which are not traded in an active market were reclassified from available-for-sale debt securities under U.S. GAAP to loans and receivables under Korean IFRS as such debt securities meet the definition of “loans and receivables” in IAS 39 paragraph 9.

(C)	Loan origination costs

Under Korean IFRS, loan origination costs (amounting to (Won)0.1 trillion) are included in gross loans while under U.S. GAAP, loan origination costs (amounting to (Won)0.2 trillion) are not included in gross loans.

(D)	Subsequent event adjustments

Under Korean IFRS, the Company did not record any additional allowance for loans and receivables as of December 31, 2010 in relation to “type 1” subsequent events which occurred after March 3, 2011 (the date of the Company’s financial statements for 2010 under Korean GAAP) in accordance with the transition requirements under IFRS 1 paragraphs 14 and 17, which provide that estimates made in accordance with Korean IFRS as of the date of transition to Korean IFRS (i.e., December 31, 2010, as the end of the comparative year is included in such date of transition) must be consistent with estimates made in accordance with Korean GAAP as of such date. In contrast, for the Company’s financial statements for 2010 prepared in accordance with U.S. GAAP (the audit report for which was dated June 20, 2011), the Company recognized additional allowance for loan and lease losses for type 1 subsequent events that occurred during the period from March 3, 2011 to June 20, 2011 which provided additional evidence about conditions that existed at the balance sheet date (specifically, the deteriorating financial condition of certain borrowers ultimately leading to the bankruptcy of such borrowers).

Suzanne Hayes

Securities and Exchange Commission, p.25

(E)	Refinements in the allowance methodology

The Company believes that there is no significant conceptual difference in loan loss methodology between Korean IFRS and U.S. GAAP with respect to establishing allowances for loan losses. For loans which are individually identified as impaired, both Korean IFRS and U.S. GAAP require evaluating the allowance for loan losses based on the present value of future cash flows discounted at the loan’s effective interest rate based on the individual loans. Accordingly, allowances for loan losses that are individually measured are the same under U.S. GAAP and Korean IFRS. Also, for allowances for loan losses that are collectively measured, both IFRS and U.S. GAAP measure such allowance by the probability of default and the loss given default reflecting incurred losses at the balance sheet date.

Upon the transition to Korean IFRS, the Company refined its methodologies to estimate incurred losses in its loan portfolio that are measured on a collective basis. Such methodology refinements are in line with the banking industry practice in Korea, and the key component of the difference arising from such methodology refinements (which accounted for approximately 95% of such difference) was a change in the threshold for loans for which it is required to measure allowances for loan losses individually. Lower thresholds were applied for Korean IFRS purposes as compared to U.S. GAAP, resulting in a smaller number of loans measured collectively under Korean IFRS than under U.S. GAAP. The remaining difference was due to refinements in the groupings of loans by types of collateral and product.

Suzanne Hayes

Securities and Exchange Commission, p.26

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Woo Seok Seong at +822-2125-2110 (fax: +822-2125-2293; email: wseong@woorifg.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at (852) 2532-3707 (fax: (852) 2160-1001; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Hyun Jin Jung
Hyun Jin Jung
Senior Managing Director and Principal
Financial Officer

cc:	Staci Shannon
Division of Corporation Finance

Brittany Murphy
Division of Corporation Finance

Eric Envall

Division of Corporation Finance

Michael Seaman

Special Counsel

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP